SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62844N208

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 62844N208	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Ronen Luzon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 255,119(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 255,119(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,119 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 117,064 shares of common stock, (ii) options to purchase up to 78,890 shares of our common stock, (iii) options to purchase up to 59,165 shares of our common stock which are held by Billy Pardo, Ronen Luzon’s spouse.

(2)	Based on 7,252,836 shares of common stock of the Issuer issued and outstanding as of December 31, 2020, which amount was provided to the Reporting Person by the Issuer, as adjusted to reflect exercisable options described in note 1.

CUSIP No. 62844N208	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Billy Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 255,119 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 255,119 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,119 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 117,064 shares of common stock of the issuer held by Mr. Luzon, (ii) options to purchase up to 78,890 shares of our common stock held by Mr. Luzon, (iii) options to purchase up to 59,165 shares of our common stock.

(2)	Based on 7,252,836 shares of common stock of the Issuer issued and outstanding as of December 31, 2020, which amount was provided to the Reporting Person by the Issuer, as adjusted to reflect exercisable options described in note 1.

CUSIP No. 62844N208	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

My Size, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

HaYarden 4., POB 1026,

Airport City, Israel 7010000

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of Ronen Luzon and Billy Pardo (each, a “Reporting Person” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o HaYarden 4., POB 1026, Airport City, Israel 7010000.

Item 2(c).	Citizenship:

Ronen Luzon and Billy Pardo are citizens of the State of Israel.

Item 2(d).	Title of Class of Securities:

Shares of common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

62844N208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 62844N208	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 62844N208	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	By:	/s/ Ronen Luzon
Ronen Luzon

Dated: February 12, 2021	By:	/s/ Billy Pardo
Billy Pardo

CUSIP No. 62844N208	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the ordinary shares of My Size, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 12, 2021	By:	/s/ Ronen Luzon
Ronen Luzon

Dated: February 12, 2021	By:	/s/ Billy Pardo
Billy Pardo